Exhibit 99.1

CONSENT OF ROBERT A. STANGER & CO., INC.

We consent to the references to our name, valuation methodologies, assumptions, and value conclusions of our reports, dated October 18, 2021, prepared by us with respect to the estimated net asset value per share of SmartStop Self Storage REIT, Inc. (the “Company”) and the valuation of the portfolio of 140 wholly-owned properties and five properties held in unconsolidated joint ventures by the Company, which are contained in the Company’s Registration Statement on Form S-11 filed with the Securities and Exchange Commission as of the date hereof. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Sincerely,

/s/ Robert A. Stanger & Co., Inc.

Date: April 22, 2022